H. Bernt Von Ohlen
Chief Legal Officer
Allianz Life Advisers, LLC
5702 Golden Hills Drive ; Minneapolis Minnesota ; 55416-1297
Telephone: 763-765-7330
Fax:       763-765-6355
bernt_vonohlen@allianzlife.com


September 17, 2008


VIA EDGAR


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street
Washington, DC 20549

Re: Pre-effective Amendment No. 1 to the Registration Statement on Form N-14 for Combination of Certain Series of Allianz Variable Insurance Products Trust (the "Trust") with and into Corresponding Series of the Trust (SEC File Nos. 333-153047 and 811-09491) CIK # 0001091439
     Accession # 0001091439-08-000014


Dear Sir/Madam:

On September 12, 2008 the above-referenced Pre-effective amendment was filed via Edgar for the proposed merger filed under Form N-14. The series and class ID information referenced in the filing was determined to be incomplete, so we are therefore requesting withdrawal of the above referenced filing and we will be resubmitting the filing with the complete corresponding series and class ID information.

Please contact me with any questions or comments you may have concerning the enclosed. I may be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone: (763)765-7330.


Sincerely,

/s/ Bernt von Ohlen